UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No.     )*

OccuLogix, Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

67461T107 (CUSIP Number)

March 15, 2006

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting persons’ initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Page 1 of 5 Pages

1.	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

Sowood Capital Management LP
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☐
3.	SEC USE ONLY

4.	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5. SOLE VOTING POWER

2,175,587 shares
6. SHARED VOTING POWER

—
7. SOLE DISPOSITIVE POWER

2,175,587 shares
8. SHARED DISPOSITIVE POWER

—

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

2,175,587 shares
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐

11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

5.2%
12.	TYPE OF REPORTING PERSON

IA

Page 2 of 5 Pages

SCHEDULE 13G

Item 1	(a)	Name of Issuer:

OccuLogix, Inc.

1	(b)	Address of Issuer’s Principal Executive Offices:

2600 Skymark Avenue
Unit 9 Suite 201
Mississauga, ON L4W 5B2

Item 2	(a)	Name of Person Filing:

Sowood Capital Management LP

2	(b)	Address of Principal Business Office or, if none, Residence:

500 Boylston Street, 17th Floor
Boston, MA 02116

2	(c)	Citizenship:

Delaware

2	(d)	Title of Class of Securities:

Common Stock

2	(e)	CUSIP Number: 67461T107

Item 3	Not applicable; the reporting person is filing pursuant to Rule 13d-1(c).

Page 3 of 5 Pages

Item 4	Ownership:

4	(a) Amount beneficially owned:

2,175,587 shares

4	(b) Percent of Class:

5.2%

4	(c) Number of shares as to which such person has:

(i) sole power to vote or to direct the vote:

2,175,587 shares

(ii) shared power to vote or to direct the vote: __________

(iii) sole power to dispose or to direct the disposition of:

2,175,587 shares

(iv) shared power to dispose or to direct the disposition of: __________

Item 5	Ownership of Five Percent or Less of a Class:

Not Applicable.

Item 6	Ownership of More than Five Percent on Behalf of Another Person:

Beneficial ownership of the securities held by Sowood Alpha Fund Ltd., a company with limited liability incorporated in the Cayman Islands, and Sowood Alpha Fund LP, a limited partnership formed under Delaware law, has been granted to Sowood Capital Management LP, a limited partnership formed under Delaware law, pursuant to investment management agreements between Sowood Capital Management LP and each of Sowood Alpha Fund Ltd. and Sowood Alpha Fund LP. The shareholders of Sowood Alpha Fund Ltd. and the limited partners in Sowood Alpha Fund LP may receive distributions of amounts including dividends from, or the proceeds from the sale of, the securities.

Of the shares of Common Stock reported herein, 1,876,955 are held for the benefit of Sowood Alpha Fund Ltd. and 298,632 are held for the benefit of Sowood Alpha Fund LP. The general partner of Sowood Alpha Fund LP is Sowood Associates LP, a limited partnership formed under Delaware law.

Item 7	Identification and Classification of the Subsidiary which Acquired the Security Being Reported on by the Parent Holding Company:

Not Applicable.

Item 8	Identification and Classification of Members of the Group:

Not Applicable.

Item 9	Notice of Dissolution of Group:

Not Applicable.

Item 10	Certification:

By signing below the undersigned certifies that, to the best of its knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

Page 4 of 5 Pages

After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

SOWOOD CAPITAL MANAGEMENT LP

By:	Sowood Capital Management LLC, its general partner

By:	/s/ Megan Kelleher
Name:	Megan Kelleher
Title:	Authorized Signatory

March 24, 2006

Page 5 of 5 Pages